                                                               Exhibit (a)(5)(K)

Verio Inc. Announces Successful Consent Solicitations And Extension Of Offers

Monday, July 31, 2000 09:13 AM

ENGLEWOOD, Colo., July 31 /PRNewswire/ -- Verio Inc. (Nasdaq: VRIO, news, msgs) today announced that as of 5:00 p.m., New York City time, on Friday, July 28, 2000, it had received tenders and the requisite consents from the holders of more than a majority of the outstanding principal amount of each series of its 13-1/2% Senior Notes due 2004, 10-3/8% Senior Notes due 2005, 11-1/4% Senior Notes due 2008, and 10-5/8% Senior Notes due 2009 (collectively, the "Notes").

Verio has been advised by U.S. Bank Trust National Association, the Depositary for the tender offers for the Notes that, as of 5:00 p.m., New York City time, on July 28, 2000, holders of outstanding principal amount of 99.98% of its 13-1/2% Senior Notes due 2004, 99.94% of its 10-3/8% Senior Notes due 2005, 99.81% of its 11-1/4% Senior Notes due 2008, and 100% of its 10-5/8% Senior Notes due 2009 have been validly tendered and not withdrawn.

Accordingly, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated July 17, 2000, Verio and the trustee under each of the indentures governing the Notes have executed supplemental indentures with respect to each series of Notes that eliminate certain covenants and amend certain provisions of the indentures governing each series of Notes. Amendments implemented by a supplemental indenture will not become operative until Verio accepts the validly tendered Notes with respect to such indenture following the expiration of the applicable offer to purchase the Notes.

In addition, as a result of NTT Communications Corporation's announcement on Friday, July 28, 2000, that it extended the expiration date of its tender offer (the "Equity Tender Offer") for all of the outstanding shares of common stock, all outstanding shares of Series A 6.75% Convertible Preferred Stock, and certain warrants to purchase shares of common stock of Verio until midnight, New York City time, on Monday, August 14, 2000, Verio announced that the tender offers for the Notes have been extended to expire at 11:59 p.m., New York City time, Monday, August 14, 2000, unless the expiration for the offers is extended. The tender offers for the Notes were originally scheduled to expire at 11:59 p.m., New York City time, Friday, August 11, 2000. The consideration to be paid for Notes tendered in each tender offer will be calculated at 2:00 p.m., New York City time, on the second business day prior to the expiration of that offer.

Merrill Lynch & Co. is the exclusive dealer manager and solicitation agent for the tender offers and the consent solicitations. Questions regarding the terms of the tender offers and consent solicitations may be directed to Merrill Lynch & Co. at 888-654-8637 (toll-free) or 212-449-4914 (collect), attention:
Liability Management Group. Copies of the offering documents may be obtained by calling Morrow & Co., Inc. at 212-754-8000.

The tender offers and consent solicitations are being made in connection with the acquisition of Verio by an indirect wholly-owned subsidiary of NTT Communications Corporation. NTT Communications Corporation is a subsidiary of Nippon Telegraph and Telephone Corporation. The acquisition involves two steps, the first of which is the Equity Tender Offer. The second step of the acquisition is a merger of an indirect wholly-owned subsidiary of NTT Communications Corporation with and into Verio, with Verio as the surviving corporation, such that Verio becomes an indirect, wholly-owned subsidiary of NTT Communications Corporation.

Verio's acceptance of and payment for tendered Notes and consents with respect to any series of Notes is subject to certain conditions, including: (i) valid tender of a majority in outstanding principal amount of such series of Notes;
(ii) execution of a supplemental indenture for such series of Notes; (iii) consummation of the Equity Tender Offer; (iv) funding provided by NTT Communications to purchase the tendered Notes and make the consent payments; and
(v) satisfaction of certain general conditions.

Verio has obtained a loan commitment from NTT Communications to provide debt financing of up to $1.3 billion to fund the payments pursuant to the tender offers and consent solicitations. The funding of this financing is subject to certain conditions, including the consummation of the Equity Tender Offer. Verio Inc. is the world's largest operator of Web sites for businesses and a leading provider of comprehensive Internet services, with an emphasis on serving the small and mid-sized business market. Verio offers customers a broad range of Internet solutions, including high-speed access, Web hosting, e-commerce, virtual private networks and other enhanced services. Verio supports its operations with highly reliable and scalable national infrastructure and systems including a Tier One national network. Verio delivers locally based sales and engineering support in markets across the U.S. under the Verio brand name and provides Web-hosting services to customers in more than 170 countries.

For more information on Verio, visit the company's Web site at http://www.verio.com or call 1-888-GET-VERIO. Corporate headquarters are located at 8005 S. Chester St., Suite 200, Englewood, Colorado 80112, 303-645-1900.

Except for the historical information contained herein, certain matters set forth in this press release concerning Verio are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including but not limited to fluctuations in operating results, additional capital requirements, competition, integration of acquisitions, and implementation of network infrastructure. Readers are also encouraged to refer to Verio's reports from time to time filed with the Securities and Exchange Commission, including the company's current Annual Report on Form 10-K/A-1 filed on March 27, 2000; the company's current reports on Form 8-K filed on July 18, 2000, July 14, 2000, June 28, 2000, June 2, 2000,
May 8, 2000, May 1, 2000, March 1, 2000 and February 28, 2000; and the company's
Schedule 14D-9 filed on May 8, 2000 and each of the amendments thereto filed on May 24, June 13, June 15, June 20, June 30, July 14, July 20, and July 28, 2000 for a further discussion of Verio's business and risk factors that may affect operating and financial results and other information regarding the merger and related transactions.

SOURCE Verio Inc.

CONTACT: Merrill Lynch & Co., 888-654-8637 - toll-free, 212-449-4914 - collect, attention: Liability Management Group.; Morrow & Co., Inc., 212-754-8000